UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Lantern Pharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51654W101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51654W101	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Green Park & Golf Ventures II, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 147,502 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 147,502 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,502 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based upon (i) 131,697 shares of Common Stock (as defined below) held directly by Lantern 3-19 (as defined below) and (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

**

This calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by Lantern 3-19.

CUSIP No. 51654W101	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Green Park & Golf Ventures, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 525,256 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 525,256 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,256 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based upon (i) 292,605 shares of Common Stock (as defined below) held directly by GPG LPI (as defined below), (ii) 211,291 shares of Common Stock held directly by HWF II (as defined below), and (iii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI (as defined below).

**

This calculation is rounded to the nearest tenth and is based upon 10,524,652 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

CUSIP No. 51654W101	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GPG LPI Investment, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 313,965 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 313,965 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,965 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based upon (i) 292,605 shares of Common Stock (as defined below) held directly by GPG LPI (as defined below) and (ii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

**

This calculation is rounded to the nearest tenth and is based upon 10,524,652 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

CUSIP No. 51654W101	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lantern 3-19 Investment, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 147,502 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 147,502 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,502 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based upon (i) 131,697 shares of Common Stock (as defined below) held directly by Lantern 3-19 (as defined below) and (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

**

This calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

CUSIP No. 51654W101	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Health Wildcatters Fund II, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 211,291 (see Item 4(a))
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 211,291 (see Item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,291 (see Item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**

This calculation is rounded to the nearest tenth and is based upon 10,503,292 shares of Common Stock (as defined below) issued and outstanding as of February 13, 2021, as represented in the Prospectus Supplement (as defined below).

CUSIP No. 51654W101	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Health Wildcatters, LLC (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 211,291 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 211,291 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,291 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This amount is based upon 211,291 shares of Common Stock (as defined below) directly held by HWF II (as defined below).
**

This calculation is rounded to the nearest tenth and is based upon 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below).

CUSIP No. 51654W101	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl D. Soderstrom (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 672,758 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 672,758 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,758 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

This calculation is based upon (i) 292,605 shares of Common Stock (as defined below) held directly by GPG LPI (as defined below), (ii) 211,291 shares of Common Stock held directly by HWF II (as defined below), (iii) 131,697 shares of Common Stock held directly by Lantern 3-19 (as defined below), (iv) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, and (v) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

**

This calculation is rounded to the nearest tenth and is based upon 10,540,457 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, plus (iii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

CUSIP No. 51654W101	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clay M. Heighten, M.D. (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 672,758 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 672,758 (see Item 4(a))*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,758 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

This calculation is based upon (i) 292,605 shares of Common Stock (as defined below) held directly by GPG LPI (as defined below), (ii) 211,291 shares of Common Stock held directly by HWF II (as defined below), (iii) 131,697 shares of Common Stock held directly by Lantern 3-19 (as defined below), (iv) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, and (v) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

**

This calculation is rounded to the nearest tenth and is based upon 10,540,457 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, plus (iii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

CUSIP No. 51654W101	13G	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert G. Garcia II (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 147,502 (see Item 4(a))*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 147,502 (see Item 4(a))*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,502 (see Item 4(a))*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (see Item 4(b))**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

This calculation is based upon (i) 131,697 shares of Common Stock (as defined below) held directly by Lantern 3-19 (as defined below) and (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

**

This calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement (as defined below), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

CUSIP No. 51654W101	13G	Page 11 of 17 Pages

Item 1(a).	Name of Issuer:

Lantern Pharma Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 1920 McKinney Avenue, 7th Floor, Dallas, Texas, 75201.

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) Carl D. Soderstrom, a resident of the State of Texas; (ii) Clay M. Heighten, M.D., a resident of the State of Texas; (iii) Gilbert G. Garcia II, a resident of the State of Texas; (iv) Green Park & Golf Ventures, LLC, a Texas limited liability company (“GPG”); (v) Green Park & Golf Ventures II, LLC, a Texas limited liability company (“GPG II”); (vi) Health Wildcatters, LLC, a Texas limited liability company (“HW”); (vii) Health Wildcatters Fund II, LLC, a Texas limited liability company (“HWF II”); (viii) GPG LPI Investment, LLC, a Texas limited liability company (“GPG LPI”); and (ix) Lantern 3-19 Investment, LLC, a Texas limited liability company (“Lantern 3-19”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office for each of the Reporting Persons is 5910 N. Central Expy., Suite 1400, Dallas, Texas 75206.

Item 2(c).	Citizenship:

Citizenship information is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

51654W101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: ☐

This Item 3 is not applicable.

CUSIP No. 51654W101	13G	Page 12 of 17 Pages

Item 4	Ownership:

(a)-(c)	The following table sets forth the amount of Common Stock beneficially owned by each of the Reporting Persons through February 13, 2021:

	Shares Beneficially Owned	Percent of Class4*
1. Green Park & Golf Ventures II, LLC
Sole Voting Power	-0-	0%
Shared Voting Power	147,502	1.4%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	147,502	1.4%
Aggregate Voting and Dispositive Power	147,502	1.4%
2. Green Park & Golf Ventures, LLC
Sole Voting Power	-0-	0%
Shared Voting Power	525,256	5.0%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	525,256	5.0%
Aggregate Voting and Dispositive Power	525,256	5.0%
3. Health Wildcatters, LLC
Sole Voting Power	-0-	0%
Shared Voting Power	211,291	2.0%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	211,291	2.0%
Aggregate Voting and Dispositive Power	211,291	2.0%
4. Health Wildcatters Fund II, LLC[1]
Sole Voting Power	-0-	0%
Shared Voting Power	211,291	2.0%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	211,291	2.0%
Aggregate Voting and Dispositive Power	211,291	2.0%
5. GPG LPI Investment, LLC[2]
Sole Voting Power	-0-	0%

CUSIP No. 51654W101	13G	Page 13 of 17 Pages

Shared Voting Power	313,965	3.0%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	313,965	3.0%
Aggregate Voting and Dispositive Power	313,965	3.0%
6. Lantern 3-19 Investment, LLC[3]
Sole Voting Power	-0-	0%
Shared Voting Power	147,502	1.4%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	147,502	1.4%
Aggregate Voting and Dispositive Power	147,502	1.4%
7. Carl D. Soderstrom
Sole Voting Power	-0-	0%
Shared Voting Power	672,758	6.4%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	672,758	6.4%
Aggregate Voting and Dispositive Power	672,758	6.4%
8. Clay M. Heighten, M.D.
Sole Voting Power	-0-	0%
Shared Voting Power	672,758	6.4%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	672,758	6.4%
Aggregate Voting and Dispositive Power	672,758	6.4%
9. Gilbert G. Garcia II
Sole Voting Power	-0-	0%
Shared Voting Power	147,502	1.4%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	147,502	1.4%
Aggregate Voting and Dispositive Power	147,502	1.4%

1

These securities are directly held by HWF II. Carl D. Soderstrom and Clay M. Heighten, M.D. are the managing members of GPG, which is the managing member of HW, which is the managing member of HWF II. Therefore, Carl D. Soderstrom, Clay M. Heighten, M.D., GPG, and HW may be deemed to beneficially own these securities.

2

These securities are directly held by GPG LPI. Carl D. Soderstrom and Clay M. Heighten, M.D. are the managing members of GPG, which is the managing member GPG LPI. Therefore, Carl D. Soderstrom, Clay M. Heighten, M.D., and GPG may be deemed to beneficially own these securities.

CUSIP No. 51654W101	13G	Page 14 of 17 Pages

3

These securities are directly held by Lantern 3-19. Carl D. Soderstrom, Clay M. Heighten, M.D., and Gilbert G. Garcia II are the managing members of GPG II, which is the managing member of Lantern 3-19. Therefore, Carl D. Soderstrom, Clay M. Heighten, M.D., Gilbert G. Garcia II, and GPG II may be deemed to beneficially own these securities.

4

With respect to the amount of shares of Common Stock beneficially owned by GPG II, this calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement on Form 424(b)(4) (the “Prospectus Supplement”) filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2021 (File No. 001-39318), plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by Lantern 3-19.

With respect to the amount of shares of Common Stock beneficially owned by GPG, this calculation is rounded to the nearest tenth and is based upon 10,524,652 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

With respect to the amount of shares of Common Stock beneficially owned by GPG LPI, this calculation is rounded to the nearest tenth and is based upon 10,524,652 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

With respect to the amount of shares of Common Stock beneficially owned by Lantern 3-19, this calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

With respect to the amount of shares of Common Stock beneficially owned by HWF II, this calculation is rounded to the nearest tenth and is based upon 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement.

With respect to the amount of shares of Common Stock beneficially owned by HW, this calculation is rounded to the nearest tenth and is based upon 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement.

With respect to the amount of shares of Common Stock beneficially owned by Carl D. Soderstrom, this calculation is rounded to the nearest tenth and is based upon 10,540,457 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, plus (iii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI

With respect to the amount of shares of Common Stock beneficially owned by Clay M. Heighten, M.D., this calculation is rounded to the nearest tenth and is based upon 10,540,457 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19, plus (iii) 21,360 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by GPG LPI.

With respect to the amount of shares of Common Stock beneficially owned by Gilbert G. Garcia II, this calculation is rounded to the nearest tenth and is based upon 10,519,097 shares of Common Stock issued and outstanding as of February 13, 2021, an amount determined by adding (i) 10,503,292 shares of Common Stock issued and outstanding as of January 14, 2021, as represented in the Prospectus Supplement, plus (ii) 15,805 shares of Common Stock issuable upon the exercise of outstanding warrants held directly by Lantern 3-19.

*

As described in the Prospectus Supplement, the amount of shares of Common Stock issued and outstanding excludes (i) an over-allotment option granted to the underwriters under the Prospectus Supplement to purchase up to 642,856 additional shares of Common Stock, (ii) 820,608 shares of Common Stock issuable upon exercise of outstanding stock options, (iii) 550,099 shares of Common Stock reserved under the Issuer’s Amended and Restated 2018 Equity Incentive Plan, and (iv) shares of Common Stock issuable upon the exercise of outstanding warrants (except for those beneficially owned by any of the Reporting Persons and encompassed within this Schedule 13G).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

CUSIP No. 51654W101	13G	Page 15 of 17 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2(a) above, which is incorporated by reference in its entirety under this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 51654W101	13G	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

GREEN PARK & GOLF VENTURES II, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

GREEN PARK & GOLF VENTURES, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal

GPG LPI INVESTMENT, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of GPG LPI Investment, LLC

LANTERN 3-19 INVESTMENT, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures II, LLC, the Managing Member of Lantern 3-19 Investment, LLC

HEALTH WILDCATTERS FUND II, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of Health Wildcatters, LLC, the Managing Member of Health Wildcatters Fund II, LLC

HEALTH WILDCATTERS, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of Health Wildcatters, LLC

By:	/s/ Carl D. Soderstrom
Carl D. Soderstrom

By:	/s/ Clay M. Heighten, M.D.
Clay M. Heighten, M.D.

By:	/s/ Gilbert G. Garcia II
Gilbert G. Garcia II

CUSIP No. 51654W101	13G	Page 17 of 17 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 16, 2021

GREEN PARK & GOLF VENTURES II, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Manager

GREEN PARK & GOLF VENTURES, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal

GPG LPI INVESTMENT, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of GPG LPI Investment, LLC

LANTERN 3-19 INVESTMENT, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures II, LLC, the Managing Member of Lantern 3-19 Investment, LLC

HEALTH WILDCATTERS FUND II, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of Health Wildcatters, LLC, the Managing Member of Health Wildcatters Fund II, LLC

HEALTH WILDCATTERS, LLC

By:	/s/ Gilbert G. Garcia II
Name: Gilbert G. Garcia II
Title: Principal of Green Park & Golf Ventures, LLC, the Managing Member of Health Wildcatters, LLC

By:	/s/ Carl D. Soderstrom
Carl D. Soderstrom

By:	/s/ Clay M. Heighten, M.D.
Clay M. Heighten, M.D.

By:	/s/ Gilbert G. Garcia II
Gilbert G. Garcia II